2UO Putnam International Blend Fund attachment
8/31/04 Semi-Annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A

For the period ended August 31, 2004, Putnam Management has assumed $175 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.